UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

eGain Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28225C103
(CUSIP Number)

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP
New York, NY 10019
(212) 373-3025
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 24,784,524 shares of Common Stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C103	SCHEDULE 13D	Page 2 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Live Oak Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,663,765 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,663,765 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,765 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

(1)	Does not include transfers of an additional 12,782 shares of Common Stock to Live Oak Trust that are pending as of the date of this filing.

CUSIP No. 28225C103	SCHEDULE 13D	Page 3 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert M. Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 346,713 (2)
	8	SHARED VOTING POWER 1,663,765 (3)(4)
	9	SOLE DISPOSITIVE POWER 346,713 (2)
	10	SHARED DISPOSITIVE POWER 1,663,765 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,478 (2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

(2)	Solely in his capacity as the manager of FW Investment Genpar MGP, LLC with respect to 346,713 shares of Common Stock.

(3)	Solely in his capacity as a trustee of Live Oak Trust with respect to 1,663,765 shares of Common Stock. Robert M. Bass and Anne T. Bass are co-trustees of Live Oak Trust.

(4)	Does not include transfers of an additional 12,782 shares of Common Stock to Live Oak Trust that are pending as of the date of this filing.

CUSIP No. 28225C103	SCHEDULE 13D	Page 4 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anne T. Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,663,765 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,663,765 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,765 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

(5)	Solely in her capacity as a trustee of Live Oak Trust. See footnote (3) on the page relating to Robert M. Bass.

(6)	Does not include transfers of an additional 12,782 shares of Common Stock to Live Oak Trust that are pending as of the date of this filing.

CUSIP No. 28225C103	SCHEDULE 13D	Page 5 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Keystone Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 28225C103	SCHEDULE 13D	Page 6 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Keystone MGP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,300 (7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,300 (7)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

(7)	Solely in its capacity as a general partner of Keystone Group, L.P.

CUSIP No. 28225C103	SCHEDULE 13D	Page 7 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stratton R. Heath III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,300 (8)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,300 (8)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300 (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

(8)	Solely in his capacity as the manager of Keystone MGP, L.L.C.

CUSIP No. 28225C103	SCHEDULE 13D	Page 8 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FW Private Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 346,713
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 346,713
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 28225C103	SCHEDULE 13D	Page 9 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FW Investment Genpar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 346,713 (9)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 346,713 (9)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,713 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

(9)	Solely in its capacity as the general partner of FW Private Investments, L.P.

CUSIP No. 28225C103	SCHEDULE 13D	Page 10 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FW Investment Genpar MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 346,713 (10)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 346,713 (10)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,713 (10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

(10)	Solely in its capacity as the general partner of FW Investment Genpar, L.P.

CUSIP No. 28225C103	SCHEDULE 13D	Page 11 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 537,576
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 537,576
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 28225C103	SCHEDULE 13D	Page 12 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital GenPar, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 537,576 (11)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 537,576 (11)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,576 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

(11)	Solely in its capacity as the general partner of Capital Partnership, L.P.

CUSIP No. 28225C103	SCHEDULE 13D	Page 13 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Group VI 31, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 537,576 (12)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 537,576 (12)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,576 (12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

(12)	Solely in its capacity as the sole member of Capital GenPar, L.L.C.

CUSIP No. 28225C103	SCHEDULE 13D	Page 14 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Group III 31, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 28225C103	SCHEDULE 13D	Page 15 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Taylor Crandall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 596,791 (13) (14)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 596,791 (13) (14)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,791 (13) (14)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN
(13)
(i) Solely in his capacity as the sole member of Group III 31, LLC with respect to 3,001 shares of Common Stock, (ii) solely in his capacity as trustee of The J. Taylor Crandall Revocable Trust with respect to 25,100 shares of Common Stock and (iii) solely in his capacity as the sole member of Group VI 31, L.L.C. with respect to 537,576 shares of Common Stock.

(14)	Does not include an additional transfer of 1,500 shares of Common Stock to J. Taylor Crandall that is pending as of the date of this filing.

CUSIP No. 28225C103	SCHEDULE 13D	Page 16 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodside, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,325 (15)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,325 (15)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,325 (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

(15)	Includes 5,583 shares of Common Stock that will be transferred to Live Oak Trust pursuant to a transfer that is pending as of the date of this filing.

CUSIP No. 28225C103	SCHEDULE 13D	Page 17 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tonandowah, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,325 (16) (17)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,325 (16) (17)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,325 (16) (17)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

(16)	Solely in its capacity as the general partner of Woodside Partners, L.P.

(17)	Includes 5,583 shares of Common Stock that will be transferred to Live Oak Trust pursuant to a transfer that is pending as of the date of this filing.

CUSIP No. 28225C103	SCHEDULE 13D	Page 18 of 27

Item 1.    Security and Issuer.

This statement relates to shares of Common Stock, par value $.001 per share (the “Common Stock”), of eGain Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1252 Borregas Avenue, Sunnyvale, California 94089.

Item 2.    Identity and Background.

(a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Live Oak Trust, a trust governed by the laws of Texas (“Live Oak”), Robert M. Bass (“Mr. Bass”), Anne T. Bass (“Mrs. Bass”), Keystone Group, L.P., a Delaware limited partnership (“Keystone Group”), Keystone MGP, L.L.C., a Delaware limited liability company (“Keystone MGP”), Stratton R. Heath III (“Mr. Heath”), FW Private Investments, L.P. (“FWP Investments”), FW Investment Genpar, L.P., a Delaware limited partnership (“FWI Genpar”), FW Investment Genpar MGP, LLC, a Delaware limited liability company (“FWI MGP”), Capital Partnership, L.P., a Delaware limited partnership (“Capital Partnership”), Capital GenPar, L.L.C., a Delaware limited liability company (“Capital GenPar”), Group VI 31, L.L.C., a Delaware limited liability company (“Group VI 31”), Group III 31, LLC, a Delaware limited liability company (“Group III 31”), J. Taylor Crandall (“Mr. Crandall”), Woodside Partners, L.P., a Delaware limited partnership (“Woodside”) and Tonandowah, L.L.C., a Delaware limited liability company (“Tonandowah”).  Live Oak, Mr. Bass, Mrs. Bass, Keystone Group, Keystone MGP, Mr. Heath, FWP Investments, FWI Genpar, FWI MGP, Capital Partnership, Capital GenPar, Group VI 31, Group III 31, Mr. Crandall, Woodside and Tonandowah are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) – (c)

Live Oak is a trust existing under the laws of the State of Texas.  The principal business address of Live Oak is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

CUSIP No. 28225C103	SCHEDULE 13D	Page 19 of 27

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
Robert M. Bass	201 Main Street, Suite 3100 Fort Worth, Texas 76201	Investor
Anne T. Bass	201 Main Street, Suite 3100 Fort Worth, Texas 76201	Investor
Stratton R. Heath III	201 Main Street, Suite 3100 Fort Worth, Texas 76201	Vice President and Chief Financial Officer of Keystone MGP
J. Taylor Crandall	20 Main St., Ste. 3100 Fort Worth, Texas 76102	Vice President of Oak Hill Capital Management, Inc.

Keystone Group is a Delaware limited partnership, the principal business of which is making investments in a public and private securities as well as ownership and operation of various other assets.  The principal business address of Keystone Group is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

Keystone MGP is a Delaware limited liability company the principal business of which is acting as a general partner of Keystone Group.  The principal business address of Keystone MGP, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.  Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone MGP is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
Robert M. Bass	See above.	See above.
Stratton R. Heath III	201 Main Street, Suite 3100 Fort Worth, Texas 76201	Vice President and Chief Financial Officer of Keystone MGP

FWP Investments is a Delaware limited partnership, the principal business of which is making investments in public and private securities.  The principal business address of FWP Investments, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

FWI Genpar is a Delaware limited partnership, the principal business of which is acting as general partner of FWP Investments.  The principal business address of FWI Genpar, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

CUSIP No. 28225C103	SCHEDULE 13D	Page 20 of 27

FWI MGP is a Delaware limited liability company, the principal business of which is acting as general partner of FWI Genpar.  The principal business address of FWI MGP, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.  Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of FWI MGP is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
Robert M. Bass	See above.	See above.
Stratton R. Heath III	See above.	See above.
Jay H. Herbert	201 Main Street, Suite 3100 Fort Worth, Texas 76201	Vice President and Assistant Secretary of FWI MGP
Bryan L. Barrett	201 Main Street, Suite 3100 Fort Worth, Texas 76201	Vice President and Assistant Secretary

Capital Partnership is a Delaware limited partnership, the principal business of which is making investments in public and private securities.  The principal business address of Capital Partnership, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

Capital GenPar is a Delaware limited liability company, the principal business of which is acting as general partner of Capital Partnership.  The principal business address of Capital GenPar, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

Group VI 31 is a Delaware limited liability company, the principal business of which is acting as the sole member of Capital GenPar as well as the ownership and operation of various other assets.  The principal business address of Group VI 31, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.  Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group VI 31 is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
J. Taylor Crandall	See above.	See above.

CUSIP No. 28225C103	SCHEDULE 13D	Page 21 of 27

Group III 31 is a Delaware limited liability company, the principal business of which is making investments in public and private securities.  The principal business address of Group III 31, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.  Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group III 31 is as follows:

NAME	RESIDENCE OR BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
J. Taylor Crandall	See above.	See above.

Woodside is a Delaware limited partnership, the principal business of which is making investments in public and private securities.   The principal business address Woodside, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

Tonandowah is a Delaware limited liability company, the principal business of which is acting as general partner of Tonandowah.  The principal business address Tonandowah, which also serves as its principal office, is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

(d)           None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

This statement is being filed as a result of the March Distribution and the May Distribution, each as hereinafter defined.

CUSIP No. 28225C103	SCHEDULE 13D	Page 22 of 27

Item 4.    Purpose of Transaction.

The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for investment purposes.  The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the applicable Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Common Stock (or other securities convertible or exercisable into shares of the Common Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.    Interest in Securities of the Issuer.

(a)              As of the date hereof, (i) Live Oak beneficially owns 1,663,765 shares of Common Stock or 6.7% of the issued and outstanding shares of the Common Stock; (ii) Mr. Bass, because of his positions as a trustee of Live Oak and the manager of FWI MGP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 2,010,478 shares of Common Stock or 8.1% of the issued and outstanding shares of Common Stock; (iii) Mrs. Bass, because of her position as a trustee of Live Oak  may,  pursuant to Rule 13(d)(3) of the Act, be deemed to beneficially own 1,663,765  shares of Common Stock or 6.7% of the issued and outstanding shares of Common Stock; (iv) Keystone Group beneficially owns 9,300 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; (v)  Keystone MGP, because of its position as general partner of Keystone Group, may, pursuant to Rule 13(d)(3) of the Act, be deemed to beneficially own 9,300 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; (vi) Stratton R. Heath III, because of his position as manager of Keystone MGP, L.L.C., may, pursuant to Rule 13(d)(3) of the Act, be deemed to beneficially own 9,300 shares of Common Stock or less than 0.1% of the issued and outstanding shares of Common Stock; (vii) FWP Investments beneficially owns 346,713 shares of Common Stock or 1.4% of the issued and outstanding shares of Common Stock; (viii) FWI Genpar, because of its position as general partner of FWP Investments, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 346,713 shares of

CUSIP No. 28225C103	SCHEDULE 13D	Page 23 of 27

Common Stock or 1.4% of the issued and outstanding shares; (ix) FWI MGP, because of its position as general partner of FWI Genpar, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 346,713 shares of Common Stock or 1.4% of the issued and outstanding shares; (x) Capital Partnership beneficially owns 537,576 shares of Common Stock or 2.2% of the issued and outstanding shares of Common Stock; (xi) Capital GenPar, because of its position as general partner of Capital Partnership, may, pursuant to Rule 13(d)(3) of the Act, be deemed to beneficially own 537,576 shares of Common Stock or 2.2% of the issued and outstanding shares; (xii) Group VI 31, because of its position as sole member of Capital GenPar, may, pursuant to Rule 13(d)(3) of the Act, be deemed to beneficially own 537,576 shares of Common Stock or 2.2% of the issued and outstanding shares; (xiii) Mr. Crandall beneficially owns 31,113 shares of Common Stock or 0.1% of the issued and outstanding shares of Common Stock and, because of his positions as sole member of Group III 31, LLC, sole member of Group VI 31 and trustee of the J. Taylor Crandall Revocable Trust, may, pursuant to Rule 13(d)(3) of the Act, be deemed to beneficially own 565,677 shares of Common Stock or 2.3% of the issued and outstanding shares of Common Stock, for a combined total beneficial ownership of 596,791 shares of Common Stock or 2.4% of the issued and outstanding shares of Common Stock; (xiv) Woodside beneficially owns 41,325 shares of Common Stock or 0.2% of the issued and outstanding shares of Common Stock; and Tonandowah, because of its position as general partner of Woodside, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 41,325 shares of Common Stock or 0.2% of the issued and outstanding shares of Common Stock.

(b)         As of the date hereof, each of (i) Live Oak, through its trustees, Mr. Bass and Mrs. Bass, (ii) Keystone Group, through its general partner, Keystone MGP, (iii) FWP Investments, through its general partner, FWI Genpar, through its general partner, FWI MGP, (iv) Capital Partnership, through its general partner, Capital GenPar, through its sole member, Group VI 31, through its sole member, Mr. Crandall, (v) Group III 31 through its sole member, Mr. Crandall, and (vi) Woodside, through its general partner, Tonandowah, has sole power to vote or to direct the voting and to dispose or to direct the disposition of the shares beneficially owned by it as specified in Item 5(a) above.

As of the date hereof, Mr. Bass and Mrs. Bass, in their positions as co-trustees of Live Oak, have shared power to direct the voting and to direct the disposition of the shares of Common Stock beneficially owned by Live Oak as specified in Item 5(a) above and Mr. Bass, in his position as manager of FWI MGP,

CUSIP No. 28225C103	SCHEDULE 13D	Page 24 of 27

has sole power to direct the voting or to direct the disposition of the shares beneficially owned by FWP Investments as specified in Item 5(a) above.

As of the date hereof, Mr. Heath, in his position as manager of Keystone MGP, has sole power to direct the voting or to direct the disposition of the shares beneficially owned by Keystone Group as specified in Item 5(a) above.

As of the date hereof, Mr. Crandall has sole power to vote or direct the voting or to dispose or to direct the disposition of the shares of Common Stock beneficially owned by him as specified in Item 5(a) above.

(c)           On March 8, 2013, Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. and their direct and indirect general partners and managing members made a pro rata, in-kind distribution of 3,871,479 and 99,269 shares of Common Stock, respectively, to their partners (the “March Distribution”).  On May 9, 2013, Oak Hill Venture Fund I, L.P. and FW Investors V, L.P. and their direct and indirect general partners and managing members made a pro rata, in-kind distribution of 583,655 and 1,427,325 shares of Common Stock, respectively, to their partners (the “May Distribution” and, together with the March Distribution, the “Distributions”).  Live Oak, Capital Partnership, Keystone Group and Mr. Crandall received 484,327, 36,166, 9,300 and 31,114 shares of Common Stock, respectively, in the March Distribution.  Live Oak, Capital Partnership, and Mr. Crandall received 969,011, 448,929 and 25,100 shares of Common Stock, respectively, in the May Distribution.   No consideration was paid in connection with the Distributions.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement among the Reporting Persons, dated May 13, 2013.

Exhibit 2 – Powers of Attorney.

CUSIP No. 28225C103	SCHEDULE 13D	Page 25 of 27

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 13, 2013

LIVE OAK TRUST

By:	ROBERT M. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

By:	ANNE T. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

ROBERT M. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

ANNE T. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

KEYSTONE GROUP, L.P.

By:	KEYSTONE MGP, L.L.C., its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

KEYSTONE MGP, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CUSIP No. 28225C103	SCHEDULE 13D	Page 26 of 27

STRATTON R. HEATH III

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

FW PRIVATE INVESTMENTS, L.P.

By:	FW INVESTMENT GENPAR, L.P., its general partner

By:	FW INVESTMENT GENPAR MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

FW INVESTMENT GENPAR, L.P.

By:	FW INVESTMENT GENPAR MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

FW INVESTMENT GENPAR MGP, LLC,

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CAPITAL PARNTERSHIP, L.P.

By:	CAPITAL GENPAR, L.L.C., its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CAPITAL GENPAR, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

GROUP VI 31, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CUSIP No. 28225C103	SCHEDULE 13D	Page 27 of 27

GROUP III 31, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

J. TAYLOR CRANDALL

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

WOODSIDE, L.P.

By:	TONANDOWAH, L.L.C., its general partner

By:	/s/ John H. Fant
	Name:	John H. Fant
	Title:	President

TONANDOWAH, L.L.C.

By:	/s/ John H. Fant
	Name:	John H. Fant
	Title:	President

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

Joint Filing Agreement
         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:   May 13, 2013

LIVE OAK TRUST

By:	ROBERT M. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

By:	ANNE T. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

ROBERT M. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

ANNE T. BASS

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

KEYSTONE GROUP, L.P.

By:	KEYSTONE MGP, L.L.C., its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

KEYSTONE MGP, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

1

STRATTON R. HEATH III

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

FW PRIVATE INVESTMENTS, L.P.

By:	FW INVESTMENT GENPAR, L.P., its general partner

By:	FW INVESTMENT GENPAR MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

FW INVESTMENT GENPAR, L.P.

By:	FW INVESTMENT GENPAR MGP, LLC, its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

FW INVESTMENT GENPAR MGP, LLC,

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CAPITAL PARNTERSHIP, L.P.

By:	CAPITAL GENPAR, L.L.C., its general partner

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CAPITAL GENPAR, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

GROUP VI 31, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

2

GROUP III 31, L.L.C.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

J. TAYLOR CRANDALL

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Attorney-in-Fact

WOODSIDE, L.P.

By:	TONANDOWAH, L.L.C., its general partner

By:	/s/ John H. Fant
	Name:	John H. Fant
	Title:	President

TONANDOWAH, L.L.C.

By:	/s/ John H. Fant
	Name:	John H. Fant
	Title:	President

3

EXHIBIT 2

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Kevin G. Levy the undersigned’s true and lawful attorney-in-fact to:

(1)           execute for and on behalf of the undersigned, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Form 3, Form 4 and Form 5 and successive forms thereto;

(2)           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and

(3)           take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such documents with respect to the undersigned’s holdings of and transactions in securities issued by eGain Corporation unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of May, 2013.

/s/ Robert M. Bass
Robert M. Bass

1

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Kevin G. Levy the undersigned’s true and lawful attorney-in-fact to:

(1)           execute for and on behalf of the undersigned, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Form 3, Form 4 and Form 5 and successive forms thereto;

(2)           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and

(3)           take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such documents with respect to the undersigned’s holdings of and transactions in securities issued by eGain Corporation unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of May, 2013.

/s/ Anne T. Bass
Anne T. Bass

2

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Kevin G. Levy the undersigned’s true and lawful attorney-in-fact to:

(1)           execute for and on behalf of the undersigned, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Form 3, Form 4 and Form 5 and successive forms thereto;

(2)           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and

(3)           take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such documents with respect to the undersigned’s holdings of and transactions in securities issued by eGain Corporation unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of May, 2013.

/s/ Stratton R. Heath III
Stratton R. Heath III

3

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Kevin G. Levy the undersigned’s true and lawful attorney-in-fact to:

(1)           execute for and on behalf of the undersigned, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Form 3, Form 4 and Form 5 and successive forms thereto;

(2)           do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and

(3)           take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file such documents with respect to the undersigned’s holdings of and transactions in securities issued by eGain Corporation unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of May, 2013.

/s/ J. Taylor Crandall
J. Taylor Crandall

4